

Mail Stop 4561

January 17, 2017

Vincent Tianquan Mo
Chief Executive Officer
Soufun Holdings Limited
F9M, Building 5, Zone 4, Hanwei International Plaza
No. 186 South 4th Ring Road
Fengtai District, Beijing 100160
The People's Republic of China

> **Re: Soufun Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response Date December 12, 2016**
> **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your December 12, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-27

1. We note from your response to prior comment 3 that the minimum selling price is not contractually pre-determined with the developers. Please explain how the minimum selling price is determined and whether the minimum selling price is set forth in the

contract with the developer. Clarify how the contractually stated marketing service fee is determined. Explain why you are entitled to retain the entire difference, if the designated new properties are sold at a price greater than the contractually stated marketing service fee. Explain what portion of the sales price is paid to the real estate developer.

Note 9 Loans Receivable, page F-41

2. We note your response to prior comment 4. Please tell us the amount of loans held for investment as of September 30, 2016 and December 31, 2015. Explain in greater detail why you believe all cash flows related to your loans held for investment and key service offerings should be classified as operating cash flows rather than investing cash flows. We refer you to ASC 310-10-45-11 and 12.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services